Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: S1 Corporation
Commission File No.: 000-24931

*** AN IMPORTANT NOTICE TO ALL S1 SHAREHOLDERS ***

PROTECT THE VALUE OF YOUR S1 INVESTMENT
VOTE AGAINST THE PROPOSED S1-FUNDTECH MERGER ON
THE ENCLOSED BLUE PROXY CARD TODAY

August 25, 2011

Dear S1 Shareholder:

As the S1 special meeting approaches, we urge you to carefully consider what is at stake: S1 is asking you to dilute your shares in order to “acquire” Fundtech in a transaction that we believe is inferior to ACI Worldwide’s proposal. At the same time, S1 is denying you the opportunity to realize a premium value for your investment through ACI’s proposal to acquire S1 in exchange for cash and stock, which we believe to be superior to the Fundtech transaction.

The choice is clear — vote your BLUE proxy card AGAINST the proposed S1-Fundtech transaction today.

THE PROPOSED S1-FUNDTECH TRANSACTION IS
NOT IN THE BEST INTERESTS OF S1 SHAREHOLDERS

ACI strongly believes that a vote AGAINST the proposed S1-Fundtech combination will:

•	Preserve the opportunity for you to receive the premium price contemplated by ACI’s cash and stock proposal, which ACI believes would provide S1 shareholders with significantly greater value than the Fundtech transaction.

•	Stop S1 from entering into a transaction that would result in a radical restructuring of S1’s business, ownership and governance for no premium or cash to S1 shareholders.

•	Send a strong message to S1 that you — the true owners of S1 — want S1 to consider other alternatives for the company, including ACI’s premium proposal.

ACI’S INCREASED PROPOSAL PROVIDES ADDITIONAL CERTAINTY AND
DELIVERS SIGNIFICANTLY GREATER VALUE
TO S1 SHAREHOLDERS

ACI remains committed to acquiring S1 Corporation and on August 25, 2011, submitted an enhanced proposal that, given recent market volatility, provides S1 shareholders with additional certainty for their investment. ACI has increased the cash component of its proposal. Under the enhanced proposal, S1 shareholders would receive $6.20 per share in cash and 0.1064 ACI shares for each share of S1 common stock they hold, assuming full proration. Based on ACI’s closing stock price on July 25, 2011, the last trading day prior to the public announcement of the ACI proposal, the ACI enhanced proposal has a blended value of $10.00 per share, and based on the closing price of ACI on August 24, 2011, the ACI enhanced proposal has a blended value of $9.29 per share. Given its stock component, the value of the ACI proposal will fluctuate based on the market price of ACI shares.

	Based on ACI	Based on ACI
	Stock Price as of	Stock Price as of
Metrics	July 25, 2011	August 24, 2011

Value of ACI Enhanced Proposal	$10.00	$9.29
Implied Purchase Price Premium:(1)
1-Day Prior to Announcement $7.13	40.3%	30.3%
90-Day VWAP $7.21	38.7%	28.8%
52 Week High $7.75	29.0%	19.9%

(1)	To closing sale price for S1 shares on July 25, 2011

By pursuing the Fundtech transaction, S1 is denying you the ability to benefit from the substantial premium and immediate cash value inherent in the ACI proposal. Furthermore, a number of Wall Street analysts have commented that they believe that the ACI proposal provides greater value to S1 shareholders than the Fundtech transaction (emphasis added):

“We suspect SONE’s board will have a hard time justifying turning down a 33% immediate premium, given that the alternative SONE/Fundtech ‘merger of equals’ may take several years to blossom.”

(DA Davidson, July 26, 2011)*

“In addition, we are encouraged by [ACI’s] proposed acquisition of S1, which, before synergies, could provide incremental and accretive cross-sell opportunities in the retail and small financial institution verticals.”

(Raymond James, July 26, 2011)*

“We think the near term and more certain nature of ACIW’s offer is more compelling [than the proposed SONE merger with FNDT] ... Fifth, we think the cross sales would be compelling, for example we think ACIW’s international customers would be interested in SONE’s highly-regarded international cash management system.”

(Stephens, July 27, 2011)*

ACI HAS A PROVEN TRACK RECORD OF DELIVERING
SIGNIFICANT VALUE TO ITS SHAREHOLDERS

ACI has delivered impressive performance and enhanced returns for its shareholders. Over the past five years, ACI has grown its business through a rigorous framework based on three phases of development: control, profitability and growth. Through the successful execution of its control and profitability phases, ACI has:

•	Increased 60-month backlog to $1.6 billion in 2010, up $350 million since 2006;

•	Driven monthly recurring revenue to 68% in 2010, up nearly 29% since 2007; and

•	Increased Adjusted EBITDA margin to 21% in 2010, from 7% in 2007.

ACI is now well into the profitability and growth phases, and has generated shareholder returns greater than S1’s, as well as other industry peers. In fact, over the three years ended July 25, 2011, the date prior to when ACI announced its proposal to acquire S1, ACI has produced shareholder returns of approximately 90.2%. Over the same time period, S1 produced a NEGATIVE 9.2% return to its shareholders!

*  Permission to use quotations was neither sought nor obtained

	3 Year Price
Company/Index	Performance(1)

ACI Worldwide	90.2%
S1 Corp	(9.2%	)
Bank / Pay Technology Peer Index(2)	27.1%
NASDAQ	23.0%

(1)	Price performance from July 25, 2008 to July 25, 2011

(2)	Includes EPAY, FICO, FIS, FNDT, GPN, JKHY, LSE:MSY, ORCC, and TSS

Underscoring the strength of its product portfolio, ACI’s customer attrition rates for each of the past four years have been in the low single digits as a percent of its 60-month backlog and any attrition has primarily been the result of merger activity among customers rather than competitive losses. Contrary to S1’s assertions, we believe that S1 has not achieved its stated revenue gains ACI’s expense.

TOGETHER, ACI-S1 CREATES COST SAVINGS FAR GREATER THAN THOSE
CONTEMPLATED IN THE FUNDTECH TRANSACTION

The combination of ACI and S1 would create significant financial benefits, including considerable cost savings, beyond what either company could achieve on its own. In fact, ACI expects to achieve more than $24 million in cost savings, compared to the $12 million contemplated in the Fundtech transaction.

ACI expects synergies to be achieved through the combination of corporate and public company functions, reducing SG&A, streamlining product management and consolidating hosting infrastructure and facilities. In addition, the combination of ACI and S1 would benefit from the leveraging of a global cost structure, the reducing of fixed infrastructure and the cross-selling opportunities of complementary product offerings across an expanded customer base.

To date, ACI has provided greater clarity on its projected synergies than S1 has for the Fundtech transaction. Despite having performed “extensive due diligence” prior to announcing their merger, S1 and Fundtech only this week included an additional $8.0 million in EBITDA, purportedly resulting from revenue synergies, and have not provided any details to support this claimed potential benefit.

ACI expects to realize its savings as early as the first quarter following closing of the transaction — much sooner than what is contemplated under the Fundtech transaction. As an S1 shareholder, you would be able to share in these cost savings and the resulting value creation.

Considering these greater synergies within a shorter timeframe, we strongly believe ACI’s proposal is demonstrably superior to the Fundtech transaction.

BY PURSUING THE FUNDTECH TRANSACTION,
S1 IS OBSTRUCTING SHAREHOLDER VALUE

The proposed Fundtech merger provides no premium and no cash to S1 shareholders.  While S1 has characterized the Fundtech transaction both as a “merger of equals” and as an “acquisition” of Fundtech, we believe that both are incorrect. Based upon (1) the expected roles to be played by S1’s and Fundtech’s management following the proposed merger, (2) the substantial ownership of the combined company by Fundtech’s largest stockholder following the merger, and (3) the treatment of the merger as a “change of control” under the compensation arrangement of S1’s management, we believe that the proposed Fundtech merger looks much more like a change of control rather than an “acquisition” of Fundtech or a “merger.”

In the four weeks between the announcement of the Fundtech transaction and ACI’s superior proposal, S1’s stock price DECLINED by 5.4%, compared to an increase of 7.1% by the NASDAQ Index. However, following the announcement of the ACI proposal, S1’s stock price experienced its largest single day improvement and an all-time high over the prior three years. Since then, S1’s stock price has been tied to the value of the ACI proposal and has generally avoided the declines experienced in the overall market. Shareholders should consider — given the 13.2% decline in the NASDAQ index over the same time period — at what price levels S1 would be trading from a $7.13 close on July 25, 2011, had ACI not made its proposal on July 26, 2011.

We believe that S1 overstated the potential value of the combined S1-Fundtech in its August 22, 2011 letter to shareholders. Do not be misled by S1’s claims. Consider the following:

•	The valuation analysis provided by S1 is based on an 11x EBITDA multiple. This is despite the fact that S1’s financial advisor, Raymond James, used a multiple range of 8-10x EBITDA in the fairness opinion included in S1’s proxy statement.

•	In its August 22, 2011 letter, S1 failed to account for the 11%-15% discount rate that Raymond James used to determine a present value for the shares in the fairness opinion included in S1’s proxy statement.

•	S1’s August 22, 2011, letter also included $8.0 million of EBITDA from purported revenue synergies for 2012; however, S1 did not include these purported synergies in announcing the Fundtech transaction and has provided no details to support these synergies.

Janney Capital Markets concluded that the analysis in S1’s August 22, 2011, letter was “disingenuous,”* suggesting in an August 23, 2011, report that an 8.0x multiple is more appropriate for S1:

“The assumed 11.0x multiple is high. Fundtech is currently trading at 6.2x next 12 months consensus EBITDA, S1 at 12.1x, and ACI Worldwide at 7.4x. By S1’s own admission, their current stock price is over-valued and ACI and Fundtech is undervalued. We believe an 8.0x multiple is more realistic ... Based on our adjustments, a combined S1/FNDT is worth $8.50 per share ... Recommending S1 shareholders apply an 11.0x multiple in valuing the proposed merger with Fundtech while assuming ACIW is worth only 7.4x is disingenuous. If 11.0x is the right multiple, SONE shareholder[s] are better off taking the $9.50 per share from ACIW.”

(Janney Capital Markets, August 23, 2011)*

We believe that S1 is ignoring the compelling value of ACI’s proposal and S1 is obfuscating the facts in rejecting it without even discussing it with us.  In short, S1 is denying you the substantial premium and significant upside potential of the ACI proposal.

ACI REMAINS READY, WILLING & ABLE TO
CLOSE ITS SUPERIOR PROPOSAL

We would strongly prefer to pursue a negotiated transaction with S1, notwithstanding the S1 Board’s August 2, 2011, rejection of our merger proposal. On August 25, 2011, ACI:

•	Increased the cash portion of our proposal from $5.70 to $6.20 per share;

*  Permission to use quotations was neither sought nor obtained

•	Reiterated our willingness to provide appropriate assurance of satisfaction of the Hart-Scott-Rodino (HSR) Act condition, including a divestiture commitment (if required) and substantial break-up compensation;

•	Reiterated that we have a fully executed commitment letter from Wells Fargo Bank, N.A., sufficient to fund the cash required by our proposal and to finance our ongoing operations and offered to provide a copy of such a commitment letter upon request; and

•	Requested that the Board reconsider our proposal.

Unless and until the S1 Board commits to engage in meaningful discussions, however, we are prepared to do what is necessary to make our proposal a reality.

There is a very clear path forward for ACI to act on its proposal and deliver immediate value to S1 shareholders. S1 claims that conducting due diligence remains an impediment; however, the only thing standing in our way is S1’s refusal to engage with ACI. As we have made clear to S1, ACI stands ready, willing and able to promptly conduct confirmatory due diligence while also providing S1 representatives with immediate due diligence access.

We have carefully reviewed all applicable regulatory requirements were we to acquire S1. The combined company would continue to face intense competition from third-party software vendors, in house solutions, processors, IT service organizations and credit card associations, including from companies which are substantially larger and have substantially greater market shares than the combined company would have. Moreover, the dynamic worldwide nature of the industry means that competitive alternatives can and do regularly emerge. We believe that the transaction would not enable us to obtain power in, or even a significant share of, any relevant market.

We believe that it would be in the best interests of S1’s shareholders for the S1 Board to authorize its management to meet with us in a timely fashion to discuss our merger proposal. We remain confident that our proposed transaction could close as early as the fourth quarter.

THE FUTURE VALUE OF YOUR INVESTMENT HANGS IN THE BALANCE

DO NOT VOTE S1’S PROXY CARD

VOTE YOUR BLUE CARD AGAINST THE S1-FUNDTECH TRANSACTION NOW

SEND A MESSAGE TO S1 AND MANAGEMENT
THAT YOU WILL NOT SETTLE FOR INFERIOR VALUE

ACI is committed to taking the necessary steps to complete its proposed acquisition of S1.  One of the first steps to realizing this goal and benefitting from the significant financial and strategic benefits of an ACI-S1 combination is to prevent the S1-Fundtech transaction from moving forward. The best way to accomplish this is to vote AGAINST the Fundtech transaction on the BLUE proxy card at the upcoming Special Meeting.

Your vote is IMPORTANT no matter how many shares you own.  Please vote AGAINST the proposed Fundtech merger TODAY by telephone, Internet or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

If you have any questions concerning the ACI proposal or need additional copies of ACI’s materials, please contact Innisfree M&A Incorporated, toll-free at (888) 750-5834.

Sincerely,

Philip G. Heasley
President and Chief Executive Officer

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card, or need additional assistance, please contact the firm
assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED
Stockholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT
We urge you NOT to sign any White proxy card sent to you by S1.